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GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER

This Rider is attached to and made part of this Contract as of the Contract Date. All terms of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider shall prevail over the terms of the Contract.

Subject to the terms and conditions described herein, SBL will increase your Contract Value to the Guaranteed Minimum Accumulation Benefit amount (the "GMAB Amount" defined below), if at the end of the Term, Contract Value is less than that amount. This Rider may be purchased only on the Contract Date

DEFINITION OF TERMS -- Capitalized terms not defined in this Rider shall have the meaning given to them in the Contract. For purposes of this Rider, the following definitions apply:

Reset Date - The Valuation Date that corresponds with the fifth (5th) anniversary of the Contract Date. Any subsequent Reset Date shall be on the fifth (5th) anniversary of the most recent Reset Date.

Term -- The five-year period starting on the Contract Date, or in the event of a Reset, the five-year period starting on a Reset Date.

Withdrawal Adjustment -- A proportional reduction of the GMAB Amount caused by a Withdrawal. The reduction is expressed by the following formula: (1-CVA/CVB) x GMABB. CVA is the Contract Value immediately after the Withdrawal. CVB is the Contract Value immediately before the Withdrawal. GMABB is the GMAB Amount immediately before the Withdrawal.

GMAB AMOUNT - The GMAB Amount for the first Term is equal to:

(a) The sum of the Purchase Payments made in the 120 day period from the Contract Date; less

(b) Any Premium tax; and less

(c) Any Withdrawal Adjustments.

The GMAB Amount for any other Term is equal to:

(a) The Contract Value on the previous Reset Date (taking into account any addition to the Contract Value due to the GMAB Amount on such previous Reset
Date); less

(b) Any Withdrawal Adjustments in that Term.

On the applicable Reset Date, SBL will apply an additional amount to the Contract if the Contract Value on that date is less than the GMAB Amount. The amount added will be equal to the difference between the Contract Value on the last day of the Term and the GMAB Amount. The amount added will be allocated among the Subaccounts in the same proportion that each Subaccount's value is allocated relative to the total value of all such Subaccounts on the last day of the Term (subject to the Fixed Account Allocation provisions of this Rider). No amount will be applied if the Contract Value on the Reset Date is greater than the GMAB Amount.

If, on the Reset Date: (1) the Contract is annuitized, (2) due proof of death of the Owner and instructions regarding payment are Received by SBL, or (3) a full Withdrawal is made; the Contract Value will reflect any addition to the Contract from the GMAB Amount

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RESET -- On the Reset Date, this Rider Resets for a new Term, provided that the new Term will end on or before the Annuity Start Date. If the new Term will not end on or before the Annuity Start Date, this Rider will not Reset, but will terminate.

TERMINATION OF RIDER -- This Rider will terminate upon the earlier of: (1) the Annuity Start Date; (2) annuitization of the Contract (3) a full Withdrawal; (4) the end of a Term if the new Term would not end prior to the Annuity Start Date; or (5) payment of the Death Benefit. In addition, the Owner may terminate this Rider by written notice to SBL within 30 days of any Reset Date. SBL will waive any Market Value Adjustment that would apply to any full Withdrawal from the Contract in this 30 day time period. No Reset is available following termination of this Rider. This Rider may not be reinstated following termination.

The Owner may not terminate this Rider earlier than as described above.

CONTINUATION OF RIDER IF SURVIVING SPOUSE CONTINUES CONTRACT - If the Owner dies while this Rider is in effect, the surviving spouse of the deceased Owner may elect to continue the Contract in accordance with its terms. If the surviving spouse elects to continue the Contract, this Rider will stay in force in accordance with its terms.


FIXED ACCOUNT ALLOCATION -- To receive the benefit of this Rider in the first Term, SBL requires that a percent of the Purchase Payments be allocated to the Fixed Account (not to exceed a maximum of 75%). For any later Term, there must be a certain percent of the Contract Value in the Fixed Account on the Reset Date. The amount of Contract Value that must be in the Fixed Account may be changed, but will never exceed the maximum of 75%. An allocation to a DCA Plus Account does not count toward the required Fixed Account allocation. If the amount of Contract Value in the Fixed Account on a Reset Date is less than the amount then required by SBL, we will transfer Separate Account Contract Value to the Fixed Account so that the required percent of Contract Value is in the Fixed Account. Such transfers will come proportionately from the Subaccounts.

RIDER CHARGE - SBL deducts a charge for this Rider. The Rider Charge will only be assessed against Separate Account Contract Value.

The annual Rider Charge (not to exceed a maximum charge of 0.75% annually) for the first Term is shown on the Contract Data Page. The Rider Charge in effect on the Contract Date may change for any new Term, but once set for a Term, will not be increased for that Term and will never be more than 0.75% annually.

SUBSEQUENT PURCHASE PAYMENTS --While this Rider is in effect, no Purchase Payments are permitted after 120 days from the Contract Date (the "Window Period"). When this Rider is in effect, Purchase Payments during the Window Period do not start a new Guarantee Period. Such Purchase Payments are added to the same Guarantee Period as the initial Purchase Payment. Contract Value attributable to: (1) the initial Purchase Payment and (2) Purchase Payments in the Window Period, will be applied to a new Guarantee Period of the same duration on the Reset Date.

All other terms and conditions of the Contract remain unchanged by this Rider.

SECURITY BENEFIT LIFE INSURANCE COMPANY


Secretary



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